UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. ___)*

KAT GOLD HOLDINGS CORP.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

48583T 100

(CUSIP Number)

Kat Exploration, Inc.
1149 Topsail Rd
Mount Pearl, Newfoundland A1N 5G2
Canada
Attn.: Kenneth Stead
Tel.: (709) 368-9223

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS

Kat Exploration, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER

161,000,000*

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER
161,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

161,000,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
98%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*          Kat Exploration, Inc. (“KAT”) and Kenneth Stead (collectively, the “Reporting Persons”) may be deemed to have formed a “group.” The group may be deemed to beneficially own all of the shares of common stock (the “Shares”) of Kat Gold Holdings Corp. (the “Issuer”) beneficially owned by each member of the group, thus having beneficial ownership of 163,264,000 Shares (see following page), or approximately 99% of the issued and outstanding Shares. However, beneficial ownership of the above referenced Shares is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such Shares as a result of the control relationships among the Reporting Persons.

Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as set forth herein, it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

1	NAMES OF REPORTING PERSONS

Kenneth Stead

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

	7	SOLE VOTING POWER
2,264,000*

	8	SHARED VOTING POWER

161,000,000*

	9	SOLE DISPOSITIVE POWER

2,264,000*

	10	SHARED DISPOSITIVE POWER
161,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

163,264,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*          Consists of the 161,000,000 Shares held by KAT and an additional 2,264,000 Shares held by Mr. Stead. Mr. Stead is the control person of KAT. Accordingly, Mr. Stead may be deemed to share indirect beneficial ownership of the Shares held by KAT.

The Reporting Persons may be deemed to have formed a “group.” The group may be deemed to beneficially own all of the Shares of the Issuer beneficially owned by each member of the group, thus having beneficial ownership of 163,264,000 Shares, or approximately 99% of the issued and outstanding Shares. However, beneficial ownership of the above referenced Shares is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such Shares as a result of the control relationships among the Reporting Persons.

Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as set forth herein, it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

ITEM 1.	SECURITY AND ISSUER

              The class of equity securities to which this Statement on Schedule 13D relates is the shares of common stock, par value $.001 per share (the “Shares”) of Kat Gold Holdings Corp., a Nevada corporation (the “Issuer”). The Issuer’s address is 1149 Topsail Rd, Mount Pearl, Newfoundland A1N 5G2 Canada.

ITEM 2.	IDENTITY AND BACKGROUND

(a)          This statement is being filed by: (i) Kat Exploration, Inc., a Nevada corporation (“KAT”) and (ii) Kenneth Stead, the control person of KAT (collectively, the “Reporting Persons”). The Reporting Persons are making a joint filing because they may be deemed to be a group pursuant to Section 13 of the Exchange Act.

(b)          The address of each of the Reporting Persons is c/o the Issuer at 1149 Topsail Rd, Mount Pearl, Newfoundland A1N 5G2 Canada.

(c)          The principal business of KAT is the exploration and development of mineral assets. Mr. Stead is the President of KAT and the Issuer.

(d)          None of the Reporting Persons has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Mr. Stead is a citizen of Canada.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Issuer, formerly known as Bella Viaggio, Inc. (“BVIG”), is a development stage company incorporated in the State of Nevada on June 6, 2007. On April 28, 2010, pursuant to a securities purchase agreement (the “Principal Agreement”), Mr. Stead acquired 2,043,333 Shares from Ronald A. Davis and Ronald G. Brigham for an aggregate purchase price of $275,272. Pursuant to another securities purchase agreement (the “Minority Agreement”) entered into simultaneously with the Principal Agreement, Mr. Stead purchased an additional 220,667 Shares from eleven other shareholders of BVIG. Consequently, Mr. Stead paid an aggregate purchase price of $305,000 for the 2,264,000 Shares, which constituted approximately 85.6% of all the Shares then issued and outstanding. The foregoing share acquisition resulted in a change in control of BVIG.

On June 4, 2010, pursuant to a purchase agreement (the “Handcamp Agreement”) dated as of May 28, 2010 by and between BVIG and KAT, BVIG acquired (the “Acquisition”) 100% of “Handcamp,” a gold property located in the Province of Newfoundland and Labrador, Canada (the “Property”) from KAT in exchange for 161,000,000 Shares (the “Handcamp Shares”). BVIG issued 65,000,000 Handcamp Shares to KAT on June 4, 2010, with the remaining 96,000,000 Handcamp Shares being issued to KAT on September 14, 2010. Following the Acquisition, BVIG changed its business model to that of a mineral acquisition, exploration and development company focused primarily on gold properties. On August 26, 2010 BVIG’s name was changed to Kat Gold Holdings Corp.

The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Principal Agreement, the Minority Agreement and the Handcamp Agreement (collectively, the “Agreements”), copies of which are filed as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, respectively, to this Statement on Schedule 13D.

ITEM 4.	PURPOSE OF THE TRANSACTION.

(a)          The filing of this Statement on Schedule 13D is being made as a result of the Agreements discussed immediately above. Each of the Reporting Persons may at any time review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters. The purpose of the Principal Agreement and the Minority Agreement was for Mr. Stead to acquire control of the Issuer, whereas the purpose of the Handcamp Agreement was for the Issuer to acquire the Property.

(b)          Not applicable other than as described above.

(c)          Not applicable other than as described above.

(d)          Not applicable.

(e)          Not applicable other than as described above.

(f)          Not applicable other than as described above.

(g)          Not applicable.

(h)          Not applicable.

(i)          Not applicable.

(j)          Not applicable.

The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Agreement, copies of which are filed as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, respectively, to this Statement on Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) As of the filing date of this Statement on Schedule 13D the Reporting Persons may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) of the Shares as set forth below. As of December 15, 2010, there were 163,644,500 Shares outstanding.

Reporting Person	Shares	%	Sole voting power	Shared voting power	Sole dispositive power	Shared dispositive power

KAT	161,000,000	98%	0	161,000,000	0	161,000,000
Kenneth Stead	163,264,000	99%	2,264,000	161,000,000	2,264,000	161,000,000

Based upon Mr. Stead’s ownership and/or his management positions with KAT, he may be deemed to share indirect beneficial ownership of the Shares held by KAT and thus to constitute a “Group.” However, Mr. Stead disclaims beneficial ownership of all Shares held by KAT.

(c)          Other than as disclosed herein, the Reporting Persons did not effect any transactions in the Issuer’s securities, whether or not within the past sixty (60) days.

(d)          Not applicable.

(e)          Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

99.1	Form of Principal Agreement*

99.2	Form of Minority Agreement*

99.3	Form of Handcamp Agreement **

99.4	Joint Filing Agreement, dated December 15, 2010, by and between the Reporting Persons ***

*	Filed as an Exhibit to the Current Report on Form 8-K filed with the SEC on May, 2010.

**	Filed as an Exhibit to the Current Report on Form 8-K filed with the SEC on June 4, 2010.

***	Filed herewith.

SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.

KENNETH STEAD

By: /s/ Kenneth Stead

Name: Kenneth Stead, an Individual

KAT EXPLORATION, INC.

By: /s/ Kenneth Stead

Name: Kenneth Stead
Title: President

Date: December 22, 2010